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                                                                  Exhibit (h)(9)


State Street Bank and Trust Company

Fee Schedule for Services under Transfer Agency Agreement

Sanford C. Bernstein Fund, Inc.



General: Fees for all services under the Transfer Agency Agreement are based on an annual per shareholder account charge for account maintenance plus out-of-pocket expenses. Annual maintenance charges are given below provided that the minimum maintenance charge per portfolio is $1,800/month/portfolio.

Annual Maintenance Charges: Fees are billable on a monthly basis at the rate of 1/12 of the annual fee. A charge is made for an account in the month that an account opens or closes.

         Daily Dividend Fund

         Basic annual per account fee                             $10.00

         This includes the processing of 8 share
         transaction per account

         Any manual share transfer over the 8 per year            $1.50 each

         Disaster Recovery/Emergency Backup per
         Account per year                                         $0.25 each

Other Fees:

         Omnibus Accounts -- per transaction                      $2.50 each

         Closed Account Record Maintenance per
         Closed Account per month                                 $0.10

Out-of-Pocket Expenses: Out-of-pocket expenses include but are not limited to: confirmation production, postage, forms, telephone, microfilm, microfiche and expenses incurred at the specific direction of the fund. Postage for mass mailings is due seven days in advance of the mailing date.

Payment: The above fees will be charged against the fund's custodian checking account five (5) days after the invoice is mailed to the fund's office.



Sanford C. Bernstein Fund, Inc.
By:  Michael Borgia
Title:  Senior Vice President
Date:  July 21, 1999

State Street Bank and Trust Co.
By: Ronald E. Logue
Title:  Vice Chairman
Date: July 16, 1999